CoroWare
13110 NE 177th Place, #145
Woodinville, WA 98072
Phone: (844) 641-2676
Fax: (844) 641-2676
http://www.coroware.com

September 3, 2021

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Coroware, Inc.
Offering Statement on Form 1-A
Filed August 31, 2021
File No. 024-11619

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated September 2, 2021 (the “Comment Letter”) regarding the Staff’s review of the Company’s Offering Statement on Form 1-A submitted August 31, 2021 (File No. 024-11619) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Form 1-A

Cover Page

1.	Please disclose prominently on the cover page and in a risk factor that Lloyd Spencer, CEO, controls the company through his ownership of Series G Preferred Stock.

Response: In response to the Staff’s comments, the Company has added a disclosure on the cover page pertaining to Mr. Spencer’s control of the Company through his Series G Preferred Stock ownership. In addition, the Company has revised its Risk Factor on page 16 disclosing Mr. Spencer’s control.

Principal Stockholders, page 35

2.	Please disclose the beneficial ownership of Series A Preferred Stock and Series C Preferred Stock. Please identify the significant shareholders of Series B Preferred Stock and Series E Preferred Stock or tell us why this information is not required to be disclosed.

Response: In response to the Staff’s comments, the Company has added a disclosure on the number of shares of Series A and Series C Preferred stock outstanding and their beneficial owners. In addition, the Company has revised the Series B and Series E Preferred Stock tables listing all shareholders.

3.	Please describe the voting rights of the common stock and all series of preferred stock. For example, you state in description of securities, beginning on page 38, that Series A Preferred Stock has no voting rights except when mandated by Delaware law. Please describe when Delaware law would require a vote by Series A Preferred Shareholders. Similarly, please include the voting rights of Series B, C, and E.

Response: In response to the Staff’s comments, the Company has added a disclosure describing the voting rights of the Company’s common stock and all series of preferred stock. In addition, the Company has expanded on the voting rights of those series of preferred stock that have no inherent voting rights but may be granted voting rights under Delaware General Corporate Law.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 919-1278.

Sincerely yours,

/s/ Lloyd T. Spencer
Lloyd T. Spencer
President and CEO
CoroWare, Inc.